Exhibit 1.2

APPROVED

BY GENERAL MEETING OF SHAREHOLDERS
OF MOBILE TELESYSTEMS
OPEN JOINT STOCK COMPANY

23 JUNE 2016, MINUTES NO.39

ALTERATIONS AND AMENDMENTS TO THE CHARTER

OF MOBILE TELESYSTEMS

PUBLIC JOINT STOCK COMPANY

To state point 12.2 of the Charter of Mobile TeleSystems Public Joint Stock Company in the following edition:

“The Company’s authorized capital amounts to 199,838,157 rubles 50 kopecks (one hundred ninety nine million eight hundred thirty eight thousand one hundred fifty seven rubles fifty kopecks), divided into 1,998,381,575 (one billion nine hundred ninety eight million three hundred eighty one thousand five hundred seventy five) placed registered ordinary shares with a par value of 0.1 (one-tenth) ruble (or 10 (ten) kopecks) each. The Company’s authorized capital has been fully paid”.

Mobile TeleSystems
Public Joint Stock Company
President	A. Dubovskov